

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 8, 2016

Tommy E. Kee
Chief Financial Officer
Harrison Vickers and Waterman Inc.
712 U.S. Highway 1, Suite 200
North Palm Beach, FL 33408

> **Re:** **Harrison Vickers and Waterman Inc.**
> **Form 10-K Amendment No. 1 for the Fiscal Year Ended June 30, 2015**
> **Filed June 24, 2016**
> **Form 10-Q Amendment No. 1 for the Interim Period Ended September 30, 2015**
> **Form 10-Q Amendment No. 1 for the Interim Period Ended December 31, 2015**
> **Filed June 27, 2016**
> **Form 8-K Amendment No. 1**
> **Filed June 22, 2016**
> **File No. 333-162072**

Dear Mr. Kee:

We have reviewed the above amendments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K Amendment No.1 filed June 24, 2016 and Forms 10-Q Amendment No.1 filed June 27, 2016

1. We note in your amendments to Form 10K and both 10-Qs you included a reconciliation of the changes between the restated balance and the previous balance in the body of these documents however no such disclosure was provided in the notes to the financials. Please amend your documents to provide the disclosures required by ASC 250-10-50-7 through 50-11 in the notes to the financial statements.

Form 10-K Amendment No.1 filed June 24, 2016

2. In accordance with AU Section 508 paragraph 18A of the PCAOB Auditing Standards please have your auditors amend their audit report to include (1) a statement that the previously issued financial statements have been restated for the correction of a misstatement in the respective period and (2) a reference to the company's disclosure of the correction of the misstatement.

Form 8-K Amendment No.1 filed June 22, 2016

3. We note you amended your Form 8-K to include the audited financial statements for Attitude Beer Holding Company. Please amend your Form 8-K to include the auditor's report and related notes to the financial statements.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

cc: Roy G. Warren, Chief Executive Officer